EXHIBIT 99.1

SALEM COMMUNICATIONS HOLDING CORPORATION
SUPPLEMENTAL REPORT
TO FORM 10-Q FILED BY
SALEM COMMUNICATIONS CORPORATION

      This supplemental report (the “Supplemental Report”) is prepared by Salem Communications Holding Corporation (the “Subsidiary” including references to the Subsidiary by “we,” “us” and “our”), a wholly-owned subsidiary of Salem Communications Corporation (“Salem”), and is presented as an exhibit to Salem’s report filed with the Securities and Exchange Commission (the “Commission”) and will be provided to the holders of the Subsidiary’s senior subordinated notes due 2007 in accordance with the terms of that certain Indenture dated as of September 25, 1997, by and among Salem, the guarantors named therein and The Bank of New York, as Trustee, as such Indenture has been supplemented from time to time (the “Indenture”). The information contained in this Supplemental Report is intended to be read in conjunction with the Quarterly Report on Form 10-Q filed with the Commission by Salem, in which quarterly report this Supplemental Report is included as an exhibit. References in this Supplemental Report to the “Report” are references to such Quarterly Report on Form 10-Q filed by Salem.

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

      From time to time, in both written reports (such as this report) and oral statements, the Subsidiary makes “forward-looking statements” within the meaning of Federal and state securities laws. Disclosures that use words such as the company “believes,” “anticipates,” “expects,” “may” or “plans” and similar expressions are intended to identify forward-looking statements, as defined under the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect the Subsidiary’s current expectations and are based upon data available to the Subsidiary at the time of the statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from expectations including, but not limited to, the Subsidiary's ability to close and integrate announced transactions, competition in the radio broadcast, publishing and Internet industries and from new technologies, market acceptance of recently launched music formats and adverse economic conditions. These risks as well as other risks and uncertainties are detailed from time to time in Salem’s periodic reports on Forms 10-K, 10-Q and 8-K filed with the Securities and Exchange Commission. Forward-looking statements made in this report speak as of the date hereof. The Subsidiary undertakes no obligation to update or revise any forward-looking statements made in this report. Any such forward-looking statements, whether made in this report or elsewhere, should be considered in context with the various disclosures made by Salem about its business. These projections or forward-looking statements fall under the safe harbors of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”).

PART I — FINANCIAL INFORMATION

SALEM COMMUNICATIONS HOLDING CORPORATION

ITEM 1. FINANCIAL STATEMENTS (UNAUDITED)

SALEM COMMUNICATIONS HOLDING CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	December 31,	March 31,
	2000	2001

		(Unaudited)
	ASSETS

Current assets:

Cash and cash equivalents	$3,612	$2,674

Accounts receivable (less allowance for doubtful accounts of $3,123 in 2000 and $3,091 in 2001)	23,804	21,505

Other receivables	1,204	1,032

Prepaid expenses	1,519	1,989

Due from stockholders of Parent	450	450

Deferred income taxes	490	170

Total current assets	31,079	27,820

Property, plant and equipment, net	68,192	74,142

Intangible assets, net	262,209	255,810

Bond issue costs	2,396	2,307

Due from related parties	50,888	54,927

Deferred income taxes	5,564	7,912

Other assets	6,243	5,542

Total assets	$426,571	$428,460

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Accounts payable and accrued expenses	$5,970	$5,908

Accrued compensation and related	3,353	3,565

Accrued interest	3,299	7,847

Deferred subscription revenue	1,509	1,529

Income taxes	100	74

Capital lease obligations	93	74

Total current liabilities	14,324	18,997

Long-term debt	286,050	287,050

Deferred income taxes	—	--

Other liabilities	1,497	1,361

Stockholders’ equity:

Common stock, $0.01; authorized, issued and outstanding 1,000 shares	—	--

Additional paid-in capital	115,815	115,815

Retained earnings	8,885	5,237

Total stockholders’ equity	124,700	121,052

Total liabilities and stockholders’ equity	$426,571	$428,460

See accompanying notes

SALEM COMMUNICATIONS HOLDING CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
(UNAUDITED)

	Three Months Ended
	March 31,

	2000	2001

Gross broadcasting revenue	$24,662	$32,510

Less agency commissions	2,053	2,786

Net broadcasting revenue	22,609	29,724

Other media revenue	1,791	1,965

Total revenue	24,400	31,689

Operating expenses:

Broadcasting operating expenses	12,705	19,556

Other media operating expenses	4,144	2,536

Corporate expenses	2,454	3,847

Depreciation and amortization (including $494 in 2000 and $572 in 2001 for other media businesses)	4,939	6,964

Total operating expenses	24,242	32,903

Net operating income (loss)	158	(1,214)

Other income (expense):

Interest income	288	85

Interest income from related parties	—	1,986

Interest expense	(2,520)	(6,467)

Gain (loss) on sale of assets	—	(8)

Other expense	(287)	(42)

Loss before income taxes	(2,361)	(5,660)

Benefit for income taxes	(704)	(2,012)

Net loss	$(1,657)	$(3,648)

See accompanying notes

SALEM COMMUNICATIONS HOLDING CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)
(UNAUDITED)

	Three Months Ended
	March 31,

	2000	2001

OPERATING ACTIVITIES

Net loss	$(1,657)	$(3,648)

Adjustments to reconcile net loss to net cash provided by operating activities:

Depreciation and amortization	4,939	6,964

Amortization of bond issue costs and bank loan fees	121	183

Deferred income taxes	(158)	(2,028)

Loss on sale of assets	—	8

Changes in operating assets and liabilities:

Accounts receivable	1,198	2,471

Prepaid expenses and other current assets	45	(470)

Accounts payable and accrued expenses	(2,748)	4,698

Deferred subscription revenue	128	20

Other liabilities	5	141

Income taxes	157	(26)

Net cash provided by operating activities	2,030	8,313

INVESTING ACTIVITIES

Capital expenditures	(3,527)	(7,547)

Deposits on radio station acquisitions	(445)	--

Purchases of radio stations	(26,465)	--

Proceeds from sale of PP&E and intangibles	—	8

Other assets	264	735

Net cash used in investing activities	(30,173)	(6,804)

FINANCING ACTIVITIES

Proceeds from issuance of long-term debt and notes payable to stockholders	1,000	1,000

Payments of long-term debt and notes payable to stockholders	(2,811)	--

Payments on capital lease obligations	(61)	(19)

Payment of costs related to debt refinancing	—	(316)

Increase in notes and interest receivable from related party	—	(3,112)

Net cash used in financing activities	(1,872)	(2,447)

Net decrease in cash and cash equivalents	(30,015)	(938)

Cash and cash equivalents at beginning of period	34,124	3,612

Cash and cash equivalents at end of period	$4,109	$2,674

Supplemental disclosures of cash flow information:

Cash paid during the period for:

Interest	$4,970	$1,746

Income taxes	37	42

See accompanying notes

SALEM COMMUNICATIONS HOLDING CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1. BASIS OF PRESENTATION

      Information with respect to the three months ended March 31, 2001 and 2000 is unaudited. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim financial statements contain all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial position, results of operations and cash flows of Salem Communications Holding Corporation and Subsidiaries (the “Subsidiary”), for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results of operations for the full year. For further information, refer to the consolidated financial statements and footnotes thereto included in our Supplemental Report included as an exhibit to the annual report on Form 10-K of Salem Communications Corporation for the year ended December 31, 2000.

NOTE 2. RECENT ACCOUNTING PRONOUNCEMENTS

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133 establishes accounting and reporting standards requiring that all derivatives be recorded in the balance sheet as either an asset or liability measured at fair value and that changes in fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. Certain provisions of SFAS No. 133, including its required implementation date, were subsequently amended. We adopted SFAS No. 133, as amended, in the first quarter of 2001 and its adoption did not have a material effect on our results of operations or our financial position.

NOTE 3. CONTINGENCIES

      The Subsidiary and its subsidiaries, incident to our business activities, are parties to a number of legal proceedings, lawsuits, arbitration and other claims, including the Gospel Communications International, Inc. (“GCI”) matter described in more detail below. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Also, we maintain insurance which may provide coverage for such matters. Consequently, we are unable to ascertain the ultimate aggregate amount of monetary liability or the financial impact with respect to these matters as of March 31, 2001. However, we believe, at this time, that the final resolution of these matters, individually and in the aggregate, will not have a material adverse effect upon the our financial position, results of operations or cash flows.

      On December 6, 2000, GCI made a demand for arbitration upon Salem Communications Corporation (“Salem”). The demand, pending before an arbitration panel of the American Arbitration Association, alleges Salem and our subsidiary OnePlace failed to provide certain e-commerce software to GCI pursuant to a written contract between GCI and OnePlace, for which GCI seeks $5.0 million in damages. Salem has filed an answer to the demand, denying the factual basis for certain elements of GCI’s claims and has asserted counterclaims against GCI for breach of contract. Although there can be no assurance that the GCI matter will be resolved in favor of Salem or OnePlace, each will vigorously defend the action and pursue the counterclaims against GCI.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

      GENERAL

      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with Salem’s Report to which this Supplemental Report is attached as an exhibit, as well as our condensed consolidated financial statements and related notes included elsewhere in this Supplemental Report. Our condensed consolidated financial statements are not directly comparable from period to period because of our acquisition and disposition of radio stations and our acquisition of other media businesses.

      The Subsidiary has substantially the same business operations as is reported for Salem in the Report, however, Salem’s unrestricted subsidiaries Salem Communications Acquisition Corporation (“AcquisitionCo”) and AcquisitionCo’s subsidiary SCA License Corporation (“SCA”) own and operate several radio stations, the results of which are excluded from the results of operations of the Subsidiary. The results of operations of radio stations WYLL-AM, WWTC-AM, WYLO-AM, WFIA-AM and WHKW-AM are included in the results of operations of Salem for the period they were owned or operated by AcquisitionCo or SCA and are presented in the information included in the Report, but are excluded from the results of operations of the Subsidiary and are excluded from the information included in this Supplemental Report.

      The sections “—Results of Operations” and “—Liquidity and Capital Resources” are restated in this Supplemental Report to replace those sections contained in the Report.

      RESULTS OF OPERATIONS

      NET BROADCASTING REVENUE. Net broadcasting revenue increased $7.1 million or 31.4% to $29.7 million for the quarter ended March 31, 2001 from $22.6 million for the same quarter of the prior year. The growth is attributable to the increase in same station revenue and the acquisitions of radio stations and a network during 2000, partially offset by the sales of radio stations during 2000. On a same station basis, net broadcasting revenue improved $1.9 million or 12.2% to $17.5 million for the quarter ended March 31, 2001 from $15.6 million for the same quarter of the prior year. The improvement was primarily due to an increase in network revenue due to increased network affiliations and quality programming, an increase in net revenue at radio stations we acquired in 1998 and 1999 that previously operated with formats other than their current format, an increase in program rates and increases in advertising time and improved selling efforts at both the national and local level. Revenue from advertising as a percentage of our gross broadcasting revenue increased to 40.8% for the quarter ended March 31, 2001 from 35.2% for the same quarter of the prior year. Revenue from block program time as a percentage of our gross broadcasting revenue decreased to 43.3% for the quarter ended March 31, 2001 from 51.8% for the same quarter of the prior year. This change in our revenue mix is primarily due to our continued efforts to develop more advertising revenue in all of our markets as well as the launch of our contemporary Christian music format in several markets.

      OTHER MEDIA REVENUE. Other media revenue increased $0.2 million or 11.1% to $2.0 million for the quarter ended March 31, 2001 from $1.8 million for the same quarter in the prior year. The increase is due primarily to our increased revenue from banner advertising and streaming services, offset by the loss of revenues from the sale of certain assets which generated revenue from the sale of advertising in print and online catalogs.

      BROADCASTING OPERATING EXPENSES. Broadcasting operating expenses increased $6.9 million or 54.3% to $19.6 million for the quarter ended March 31, 2001 from $12.7 million for the same quarter of the prior year. The increase is attributable to operating expenses associated with the acquisitions of radio stations and a network during 2000 and 2001, promotional expenses associated with the launch of the contemporary Christian music format in several markets, and an increase in music license fees, partially offset by the operating expenses associated with three radio stations sold during 2000. On a same station basis, broadcasting operating expenses increased $1.1 million or 12.8% to $9.7 million for the quarter ended March 31, 2001 from $8.6 million for the same quarter of the prior year. The increase is primarily due to incremental selling and production expenses incurred to produce the increased revenue in the period.

      OTHER MEDIA OPERATING EXPENSES. Other media operating expenses decreased $1.6 million or 39.0% to $2.5 million for the quarter ended March 31, 2001 from $4.1 million for the same quarter in the prior year. The decrease is attributable primarily to the reduction of operating expenses incurred due to the sale of certain software products, assets and contracts. .

      BROADCAST CASH FLOW. Broadcast cash flow increased $0.3 million or 3.0% to $10.2 million for the quarter ended March 31, 2001 from $9.9 million for the same quarter of the prior year. As a percentage of net broadcasting revenue, broadcast cash flow decreased to 34.3% for the quarter ended March 31, 2001 from 43.8% for the same quarter of the prior year. The decrease is primarily attributable to the effect of stations acquired during 2000 that previously operated with formats other than their current format and the effect of the launch of the contemporary Christian music format in several markets. Acquired and reformatted radio stations typically produce low margins during the first few years following conversion. Broadcast cash flow margins improve as we implement scheduled program rate increases and increase advertising revenue on our stations. On a same station basis, broadcast cash flow improved $0.8 million or 11.4% to $7.8 million for the quarter ended March 31, 2001 from $7.0 million for the same quarter of the prior year.

      CORPORATE EXPENSES. Corporate expenses increased $1.3 million or 52.0% to $3.8 million in the quarter ended March 31, 2001 from $2.5 million in the same quarter of the prior year, primarily due to additional overhead costs associated with the acquisitions of radio stations and a network during 2000 and 2001.

      EBITDA. EBITDA increased $0.7 million or 13.7% to $5.8 million for the quarter ended March 31, 2001 from $5.1 million for the same quarter of the prior year. As a percentage of total revenue, EBITDA decreased to 18.3% for the quarter ended March 31, 2001 from 20.9% for the same quarter of the prior year. EBITDA was negatively impacted by the results of operations of our other media businesses acquired in 1999, which generated a net loss before depreciation and amortization of $0.6 million for the quarter ended March 31, 2001 as compared to $2.4 million for the same quarter of the prior year. Broadcast EBITDA excluding the other media businesses decreased $1.1 million or 14.7% to $6.4 million for the quarter ended March 31, 2001 from $7.5 million for the same quarter in the prior year. As a percentage of net broadcasting revenue, broadcast EBITDA excluding the other media business decreased to 21.5% for the quarter ended March 31, 2001 from 33.2% for the same quarter of the prior year. The decrease is primarily attributable to the effect of stations acquired during 2000 that previously operated with formats other than their current format, the effect of the launch of the Contemporary Christian music format in several markets and increased corporate expenses.

      DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased $2.1 million or 42.9% to $7.0 million for the quarter ended March 31, 2001 from $4.9 million for the same quarter of the prior year. The increase is primarily due to the acquisitions of radio stations and a network in 2000.

      OTHER INCOME (EXPENSE). Interest income increased $1.8 million to $2.1 million for the quarter ended March 31, 2001 from $0.3 million for the same quarter of the prior year, primarily due to interest earned on a promissory note due from Salem. Interest expense increased $4.0 million or 160.0% to $6.5 million for the quarter ended March 31, 2001 from $2.5 million for the same quarter of the prior year. The increase is due to interest expense associated with borrowings on our credit facility to fund acquisitions in 2000. Other expense, net decreased $0.3 million from $0.3 million for the quarter ended March 31, 2000 primarily due to decreased bank commitment fees.

      BENEFIT FOR INCOME TAXES. Benefit for income taxes as a percentage of loss before income taxes and extraordinary item (that is, the effective tax rate) was 35.5% for the quarter ended March 31, 2001 and 29.8% for the same quarter of the prior year. For the quarter ended March 31, 2001 and 2000 the effective tax rate differs from the federal statutory income rate of 34.0% primarily due to the effect of state income taxes and certain expenses that are not deductible for tax purposes.

      NET LOSS. We recognized a net loss of $3.7 million for the quarter ended March 31, 2001 as compared to a net loss of $1.7 million for the same quarter of the prior year. The increase in net loss is primarily attributable to an increase in interest expense, partially offset by an increase in broadcast cash flow.

      AFTER-TAX CASH FLOW. After-tax cash flow remained unchanged at $3.3 million for the quarter ended March 31, 2001 as compared to the same quarter of the prior year. After-tax cash flow was negatively impacted by the after-tax cash flow of our other media businesses. After-tax cash flow excluding our other media losses (net of income tax) decreased $1.0 million or 21.3% to $3.7 million for the quarter ended March 31, 2001 from $4.7 million for the same quarter of the prior year. The decrease is primarily due to an increase in interest expense and corporate expenses, offset by interest income.

      LIQUIDITY AND CAPITAL RESOURCES

      Cash and cash equivalents was $2.7 million and working capital was $8.8 million at March 31, 2001. Cash and cash equivalents was $3.6 million at December 31, 2000. The decrease in cash and cash equivalents is due to cash used for capital expenditures and provided to related parties, offset by cash provided by operating activities.

      Net cash provided by operating activities increased to $8.3 million for the quarter ended March 31, 2001 compared to $2.0 million in the same period of the prior year. The increase is primarily due to a decrease in accounts receivable and an increase in accounts payable.

      Net cash used in investing activities was $6.8 million for the quarter ended March 31, 2001 compared to $30.2 million for the same period of the prior year. The decrease in cash used is due to cash used for acquisitions in 2000 ($26.5 million to purchase ten radio stations and a network for the quarter ended March 31, 2000), partially offset by an increase in capital expenditures.

      Net cash used in financing activities was $2.4 million for the quarter ended March 31, 2001 compared to $1.9 million for the same period of the prior year due to a cash provided to related parties during 2001, partially offset by payment of long-term debt associated with the purchase of the KRLA-AM transmitter site in February 2000.

      We have historically funded, and will continue to fund, acquisitions of radio stations through borrowings, including borrowings under bank credit facilities and, to a lesser extent, from operating cash flow and selected asset dispositions. We have historically funded, and will continue to fund, expenditures for operations, administrative expenses, capital expenditures and debt service required by our credit facility and senior subordinated notes from operating cash flow. We believe that cash on hand, cash flow from operations, borrowings under our credit facility and proceeds from the sale of some of our existing radio stations will be sufficient to permit us to meet our financial obligations, fund our pending acquisitions and fund operations for at least the next twelve months.

      At March 31, 2001 we have $100.0 million principal amount of 9 1/2% senior subordinated notes due 2007. In August 2000, we assumed the obligations of Salem as successor issuer under the indenture for the senior subordinated notes, in connection with the assignment of substantially all of the assets and liabilities of Salem to the Subsidiary. The indenture for the senior subordinated notes contains restrictive covenants that, among others, limit the incurrence of debt by us and our subsidiaries, the payment of dividends, the use of proceeds of specified asset sales and transactions with affiliates. The senior subordinated notes are guaranteed by all of our subsidiaries.

      At March 31, 2001, we had $187.1 million outstanding under our credit facility. Since August 2000, we amended our credit facility to increase our borrowing capacity from $150 million to $225 million, lower the borrowing rates and modify current financial ratio tests to provide us with additional borrowing flexibility. The credit facility matures on June 30, 2007. Aggregate commitments under the credit facility begin to decrease commencing March 31, 2002.

      Amounts outstanding under our credit facility bear interest at a base rate, at our option, of the bank’s prime rate or LIBOR, plus a spread. For purposes of determining the interest rate under our credit facility, the prime rate spread ranges from 0% to 1.5%, and the LIBOR spread ranges from 0.875% to 2.75%.

      The maximum amount that we may borrow under our credit facility is limited by a ratio of our existing adjusted debt to pro forma twelve-month cash flow (the “Adjusted Debt to Cash Flow Ratio”). Our credit facility will allow us to adjust our total debt as used in such calculation by the lesser of 50% of the aggregate purchase price of acquisitions of newly acquired non-religious formatted radio stations that we reformat to a religious talk, conservative talk or religious music format or $30.0 million and the cash flow from such stations will not be considered in the calculation of the ratio. The maximum Adjusted Debt to Cash Flow Ratio allowed under our credit facility is 6.50 to 1 through December 30, 2001. Thereafter, the maximum ratio will decline periodically until December 31, 2005, at which point it will remain at 4.00 to 1 through June 2007. The Adjusted Debt to Cash Flow Ratio at March 31, 2001 was 4.74 to 1, resulting in a borrowing availability of approximately $12.4 million.

      Our credit facility contains additional restrictive covenants customary for credit facilities of the size, type and purpose contemplated which, with specified exceptions, limits our ability to enter into affiliate transactions, pay dividends, consolidate, merge or effect certain asset sales, make specified investments, acquisitions and loans and change the nature of our business. The credit facility also requires us to satisfy specified financial covenants, which covenants require the maintenance of specified financial ratios and compliance with certain financial tests, including ratios for maximum leverage as described, minimum interest coverage, minimum debt service and minimum fixed charge coverage. The credit facility is guaranteed by all of Salem’s subsidiaries, except the Subsidiary which is the borrower under the credit facility, and is secured by pledges of all of the capital stock of Salem’s subsidiaries.

SIGNATURES

      Pursuant to the terms of the Indenture, as supplemented, the Subsidiary has duly caused this Supplement Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SALEM COMMUNICATIONS HOLDING CORPORATION

May 15, 2001	By: /s/ EDWARD G. ATSINGER III
Edward G. Atsinger III
President and Chief Executive Officer

May 15, 2001	By: /s/ DAVID A. R. EVANS
David A. R. Evans
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

May 15, 2001	By: /s/ JONATHAN L. BLOCK
Jonathan L. Block
Director

May 15, 2001	By: /s/ EILEEN E. HILL
Eileen E. Hill
Vice President, Finance and Accounting
(Principal Accounting Officer)